

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2011

<u>Via Facsimile</u>
Stolfin Wong
President, Chief Executive Officer, Chief Financial Officer,
Secretary, Treasurer, Director
Kwest Investment International Ltd.
Suite 204, 15615 102 Avenue
Edmonton, Alberta, T5P 4X7

> **Re: Kwest Investment International Ltd.**
> **Registration Statement on Form S-1**
> **Filed August 16, 2011**
> **File No. 333-176350**

Dear Mr. Wong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In the forepart of the prospectus, please include an affirmative statement to make clear, if true, that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

2.   Please update your financial statements in compliance with Rule 8-08 of Regulation S-X.

Financial Summary Information, page 7

3.   We note that a number of the amounts reported do not agree to the balances per your audited financial statements. Please reconcile these amounts or revise your disclosure. Within your response, please address the following specific amounts.

a. Revenues reported for the fiscal year ended April 30, 2011 exclude the recognized gain on property sale to a related party per your statements of operations, however the amount for the fiscal year ended April 30, 2010 includes such amount;

b. Net income for fiscal year ended April 30, 2011 as reported herein agrees to the line item Income (loss) before income taxes (recovered) per your statement of operations; and

c. Total assets and current liabilities as of April 30, 2011 do not agree to your audited balance sheet, and therefore also unable to recalculate working deficiency.

Dilution, page 16

4. On page 34, we note your disclosure that as of August 16, 2011 there were 80 holders of record of your common stock. We further note your disclosure on page 48 that Mr. Stolfin Wong and Mr. Eric Lo are 13% and 4% beneficial owners of your common stock, respectively. Please revise your disclosure to include the disclosure described in the first sentence of Item 506 of Regulation S-K or advise.

Description of Business, page 26

5. Please revise to briefly describe your operations, if any, from your incorporation on December 8, 2009 and June 7, 2010 when the exchange share agreement was executed.

Industrial Spending, page 30

6. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note the following statements by way of example only:

    • "On August 10, 2009, the Calgary Herald reported that Imperial Oil Ltd. Had reinitiated a S1-billion, 30,000-barrel-per-day oil sands project…"; and,

    • "According to the November 25, 2009 Edmonton Journal, Alberta agreed to pay $495-million over 15 years toward the Alberta Carbon Trunk Line…"

    Clearly mark the specific language in the supporting materials that supports each statement. Please ensure that you update your disclosure to the extent more recent information is available.

Management's Discussion and Analysis of Financial Position and Results of Operations, page 38

7. Please expand your disclosure to describe in more detail how you intend to grow revenues in the next 12 months.

Liquidity and Financial Condition, page 38

8.   We note that you intend to meet your cash requirements for the next 12 months
        through a combination of debt and equity financing, but do not currently have any
        such arrangements in place. To the extent that any relevant terms of commitments
        entered into prior to effectiveness are known, although not finalized, please provide
        such material terms including amounts available, related interest rates, maturity dates,
        collateral requirements (if any), and any other material terms believed to be
        beneficial.

Executive Compensation, page 46

9.   We note footnote (1) to the table on page 46. Please revise to provide the table in the
        form specified in Item 402(c) of Regulation S-K.

Certain Relationships and Related Transactions, page 48

10.   Please expand your disclosure in the first and second bullet points, and in the table on
        page 49 to specify the name of the related party and the basis on which the party is a
        related person. Refer to Items 404(a)(1) and 404(a)(2) of Regulation S-K.

11.   Please provide the information required by Item 404(c) of Regulation S-K.

12.   We note your disclosure that the sale proceeds from your purchase of land from a
        related party are not payable to the transferor until you have received funds from the
        sale of an undivided 90% interest in the land. Please revise your disclosure to
        identify each party, describe how you accounted for these transactions and quantify
        any sale proceeds that have been paid to date.

13.   With respect to the management fee income, the commission expenses and the
        consulting expenses, please revise to identify the parties that paid such income to you
        and the parties to whom the expenses were paid.

Consolidated Financial Statements

14.   Please remove the reference to exploration stage company within your financial
        statement table of contents.

15.   Please note on the face of your financial statements that the amounts are in Canadian
        dollars.

Consolidated Statements of Operations, page F-3

16.   Please tell us the accounting literature relied upon to include Recognized gain on
        property sale to related party as a component of Revenue.

Notes to the Financial Statements

Note 1 – Nature and Continuance of Operations, page F-6

17.   As your fiscal year end is April 30, please disclose such date within your footnotes.
        Refer to Rule 1-02(k) of Regulation S-X.

Note 4 – Related Party Transactions and Balances, page F-10

18.   Please tell us how you have accounted for the acquisition and subsequent sale of land.
        Within your response, please ensure that you summarize the relevant terms of the
        agreements to purchase the land and any subsequent sales, how you have recorded the
        transaction within your financial statements including the basis of the land and any
        related party receivables or payables, your revenue recognition policy, and the
        financial statement presentation of any cash flows. Please ensure that you cite the
        relevant accounting literature within your response.

Note 5 – Capital Stock, page F-11

19.   We note that your subsidiary issued preferred shares during the fiscal year ended
        April 30, 2011. Please tell us whether your subsidiary issued such preferred stock to
        a related party. If the private placement transactions were conducted with an
        unaffiliated third-party, please tell us why you continue to refer to your subsidiary
        KWest Alberta as 100% wholly-owned. In your analysis, please also address the
        balance of Equity attributable to non-controlling interest at April 30, 2011.

Exhibit 3.3

20.   Please file the executed version of the bylaws.

Exhibit 23.1

21.   We note the consent from your independent registered public accounting firm refers
        to your amended Form S-1; however we note that you have filed an initial Form S-1
        registration statement. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3763 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Michael J. Morrison, Esq.